                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.    N/A    )*
                                          ----------


                           Socket Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   833 672 108
                               ------------------
                                 (CUSIP Number)

                                  Kurt Sjoblom
                           Cetronic Aktiebolag (Publ)
                              Kungsholms Strand 147
                               SE-11428 Stockholm
                                     Sweden
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)


                                January 29, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 2 of 18 Pages


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                     Cetronic Aktiebolag (Publ)
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [   ]
                                                                     (b)  [ X ]
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*                                                       WC

-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [  ]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Sweden


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   NUMBER OF   7     SOLE VOTING POWER                                1,700,000
    SHARES
 BENEFICIALLY  ----------------------------------------------------------------
   OWNED BY    8     SHARED VOTING POWER
    EACH
  REPORTING    ----------------------------------------------------------------
 PERSON WITH   9     SOLE DISPOSITIVE POWER                           1,700,000

               ----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,700,000


-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]

-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  20.7%

-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*                                              CO


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 3 of 18 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                     Telenor AS
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [   ]
                                                                     (b)  [ X ]
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*                                                       AF

-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [  ]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Norway

-------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY  ----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER                                 600,000
     EACH
   REPORTING   ----------------------------------------------------------------
 PERSON WITH   9    SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                            600,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      600,000

-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]

-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.4%

-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*                                              CO

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 4 of 18 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                             Telenor Venture AS
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [   ]
                                                                     (b)  [ X ]
-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*                                                       WC

-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [  ]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Norway

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY ----------------------------------------------------------------
   OWNED BY    8    SHARED VOTING POWER                                 600,000
      EACH
   REPORTING   ----------------------------------------------------------------
  PERSON WITH  9    SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                            600,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      600,000

-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]
-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.4%


-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*                                          CO, IV

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 5 of 18 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                          ForetagsByggarna B.V.

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [   ]
                                                                     (b)  [ X ]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*                                                       WC

-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [  ]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                      The Netherlands

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY ----------------------------------------------------------------
    OWNED BY   8    SHARED VOTING POWER                                 700,000
      EACH
    REPORTING  ----------------------------------------------------------------
  PERSON WITH  9    SOLE DISPOSITIVE POWER

               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                            700,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      700,000

-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]
-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  10.1%

-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*                                          CO, IV

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 6 of 18 Pages

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                  Lars Lindgren

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [   ]
                                                                     (b)  [ X ]

-------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*                                                       AF

-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                         [  ]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION                              Swedish

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER                                       -0-
    SHARES
  BENEFICIALLY ----------------------------------------------------------------
   OWNED BY    8    SHARED VOTING POWER                                 700,000
    EACH
  REPORTING    ----------------------------------------------------------------
 PERSON WITH   9    SOLE DISPOSITIVE POWER                                  -0-

               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                            700,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      700,000

-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]

-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  10.1%


-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*                                              IN

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 7 of 18 Pages


ITEM 1.    SECURITY AND ISSUER.

(a)    Common Stock

(b)    Socket Communications, Inc.
       37400 Central Court
       Newark, CA 94560

ITEM 2.    IDENTITY AND BACKGROUND.

The information in this Item 2, as well as the information under Items 3, 4, 5 and 6, is provided for each reporting person and for each person for whom information is required to be provided by General Instruction C to Schedule 13D (Reg. Section 240.13d-101).

CETRONIC AKTIEBOLAG (PUBL)

(a) Cetronic Aktiebolag (Publ), a corporation formed under the laws of Sweden ("CETRONIC")

(b)    Kungsholms Strand 147
       SE-11428 Stockholm
       Sweden

(c) Develops and markets software and hardware for wireless communications markets.

(d) During the last five years, Cetronic has not been convicted in a criminal proceeding.

(e) During the last five years, Cetronic was not a party to a civil proceeding of a judicial or administrative body as a result of which Cetronic was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF CETRONIC

(a), (b), (c) and (f) The following sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Cetronic. Each of the directors and executive officers of Cetronic with the exception of Thor O. Olsen and Per-Christian Berntsen is a citizen of Sweden. Mr. Olsen and Mr. Berntsen are citizens of Norway.

Name and Business Address       Present Principal Occupation
-------------------------       ----------------------------

Directors and Executive Officers of Cetronic
--------------------------------------------

Jorgen Friman                        Managing Director
Kungsholms Strand 147
SE-11428 Stockholm
Sweden

Kurt Sjoblom                         Consultant to Cetronic
Kungsholms Strand 147
SE-11428 Stockholm
Sweden

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 8 of 18 Pages


Jan Erik Larsson                     Owner of Jelka
Thulegatan 25, 1 tr                  Forvaltning AB
852 36 Sundsvall, Sweden

Thor O. Olsen                        Senior Vice President of
Keysersgt 13                         Telenor Venture AS
P.O. Box 6701
St. Olavs Plass
0130 Oslo, Norway

Per-Christian Berntsen               Vice President, Seatex AS
Universitetsgt 7
P.O. Box 6746
St. Olavs Plass
0130 Oslo, Norway

Lars Lindgren                        Partner in ForetagsByggarna AB
Norrmalmstorg 14
111 46 Stockholm, Sweden

Martin Gemvik                        Partner in
Norrmalmstorg 14                     ForetagsByggarna AB
111 46 Stockholm, Sweden

Jan Ramkvist                         Partner in
Linnegatan 2                         Advokatfirman Fylgia KB
P.O. Box 55555
S-10204 Stockholm, Sweden

(d) During the last five years, none of the above executive officers and directors of Cetronic has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Cetronic has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR AS

(a)    Telenor AS, a corporation formed under the laws of Norway.

(b)    Universitetsgt 2
       P. O. Box 6701
       St. Olavs Plass
       0130 Oslo, Norway

(c) Production and supply of services in the fields of telecommunications, data services, and media distribution.

(d) During the last five years, Telenor AS has not been convicted in a criminal proceeding.

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 9 of 18 Pages


(e) During the last five years, Telenor AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor AS. Each of the directors and executive officers of Telenor AS is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Universitetsgt 2, P.O. Box 6701, St. Olavs Plass, 0130 Oslo, Norway.

Name and Business Address       Present Principal Occupation
-------------------------       ----------------------------

Directors of Telenor AS
-----------------------

Arnfinn Hofstad                      Director
NKL
Kirkegaten 4
0153 Oslo, Norway

Christian Brinch                     Director
Helikopter Service AS
Langkaia 1
0150 Oslo, Norway

Terje Moe Gustavsen                  Manager
LO Stat.
Mollergt.10
0179 Oslo, Norway

Oddbjorn Nordset                     Deputy County Governor
Fylkesmannen i Nord-Trondelag
Strandveien 38, Statens hus
7700 Steinkjer, Norway

Ashild Bendiktsen                    Chief Financial Officer
Entreprenor Bendiktsen
 & Aasen A/S
P.O. Box 233
9350 Sjoevegan, Norway

Inger Karin Nerheim                  Managing Director
Olympia Utvikling-Troll Park AS
2600 Lillehammer, Norway

Synnove Lohne-Knudsen                Union Leader
Kommunikasjons-og
 Teletilsattes Landsforbund
Kongensgate 15
0153 Oslo, Norway

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 10 of 18 Pages


Svein Eivind Solheim                 Manager of Operations
Telenor Istallasjon AS
Forde, Norway

Anne Sorlie                          Consultant
Tele-og Dataforbundet
P. O. Box 6701, St. Olavs pl.
0130 Oslo, Norway

Executive Officers of Telenor AS
--------------------------------

Tormod Hermansen                President and Chief
                                Executive Officer

Ole Petter Hakonsen             Senior Executive
                                Vice President

Terje Thon                      Senior Executive
                                Vice President

Torstein Moland                 Executive Vice President
                                and Chief Financial Officer

Magnus Dokset                   Executive Vice President

Marit Doving                    Executive Vice President

Peter Pay                       Executive Vice President

(d) During the last five years, none of the above executive officers and directors of Telenor AS has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR VENTURE AS

(a)    Telenor Venture AS, a corporation formed under the laws of Norway
       ("TELENOR")

(b)    Post Boks 6701
       St. Olavs Plass
       0130 Oslo, Norway

(c) Investment company with venture capital investments in public and private companies.

(d) During the last five years, Telenor has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor was or is subject to a judgment, decree or final order enjoining future violations of, or

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 11 of 18 Pages



       prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor. Each of the directors and executive officers of Telenor is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Keysersgt 13, P.O. Box 6701, St. Olavs Plass, 0130 Oslo, Norway.

Name and Business Address       Present Principal Occupation
-------------------------       ----------------------------

Directors and Executive Officers of Telenor Venture AS
------------------------------------------------------

Rune Rinnan                     President and Chief Executive Officer

Thor O. Olsen                   Senior Vice President

Tortsein Moland                 Executive Vice President and
Universitetsgaten 2             Chief Financial Officer
0165 Oslo, Norway               of Telenor AS

Oddvar Hesjedal                 Managing Director
Universitetsgaten 2             (R&D) of Telenor Fou AS
0165 Oslo, Norway

Peter Pay                       Chairman of the Board; Executive Vice President
Keysersgt 15                    of Telenor AS
0165 Oslo, Norway

Peter Hermanrud                 Investment Director
Folke Bernadottesv 40           of Vital Forsikring AS
5020 Bergen, Norway

Ronny Johan Langeland           Director of Storebrand
Postboks 1380, Vika             Investment Management
Stranden 3B, Aker Brygge
0114 Oslo, Norway

(d) During the last five years, none of the above executive officers and directors of Telenor has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 12 of 18 Pages


FORETAGSBYGGARNA B.V.

(a) ForetagsByggarna B.V., corporation formed under the laws of The Netherlands ("FB")

(b)    A.J. Ernststraat 595 H
       1082 LD Amsterdam
       The Netherlands

(c) Investment company with venture capital investments in public and private companies.

(d) During the last five years, FB has not been convicted in a criminal proceeding.

(e) During the last five years, FB was not a party to a civil proceeding of a judicial or administrative body as a result of which FB was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF FB

(a), (b), (c) and (f) The sole director and executive officer of FB is B.V. European Trust Services Amsterdam (E.T.S.A.) ("EUROPEAN TRUST"), a corporation formed under the laws of The Netherlands and engaged in providing management and administrative services to corporations and other business organizations. The business address of such person is A.J. Ernststraat 595H, 7th Floor, 1082 LD Amsterdam, The Netherlands. The executive officers and proxy holders of European Trust are as follows: Mark van Santen (Managing Director), Antonie Marten Schuller (Assistant Managing Director), Evert Jacobus Jozef Meilink (Proxy Holder) and Jan Scheelings (Proxy Holder). All such executive officers and proxy holders are citizens of The Netherlands and the business address of each such person is A.J. Ernststraat 595H, 7th Floor, 1082 LD Amsterdam, The Netherlands.

(d) During the lasts five years, none of European Trust or any of its executive officers or proxy holders has been convicted in a criminal proceeding.

(e) During the last five years, none of European Trust or any its executive officers or proxy holders has been a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LARS LINDGREN (DIRECTOR OF CETRONIC AND CONTROLLING STOCKHOLDER OF FB)

(a)    Lars Lindgren

(b)    Norrmalmstorg 14
       111 46 Stockholm, Sweden

(c) Engages in venture capital investments and activities, serves as a consultant to FB and is a partner in ForetagsByggarna AB, Norrmalmstorg 14, 111 46 Stockholm, Sweden.

(d) During the last five years, Mr. Lindgren has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Lindgren was not a party to a civil proceeding of a judicial or administrative body as a result of which Mr. Lindgren was or is subject to a judgment, decree or final order enjoining future

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 13 of 18 Pages


       violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Swedish citizen.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On January 29, 1997, Socket received a Five Hundred Thousand Dollar ($500,000) loan from Cetronic pursuant to a Subordinated Secured Convertible Promissory Note issued by Socket to Cetronic. On June 12, 1997, Cetronic loaned Socket an additional Five Hundred Thousand Dollars ($500,000) pursuant to a Subordinated Convertible Promissory Note. On November 24, 1997, Cetronic loaned Socket an additional One Hundred Thousand Dollars ($100,000) pursuant to an additional Subordinated Convertible Promissory Note. On February 14, 1997, Socket received an aggregate of Five Hundred Thousand Dollars ($500,000) in loans from several Cetronic shareholders including Telenor ($300,000) and FB ($140,000) pursuant to Subordinated Convertible Promissory Notes. In addition, during May and June 1997, FB purchased in the open market an aggregate of Three Hundred Fifty-Five Thousand (355,000) shares of Socket's Common Stock for an aggregate purchase price of Two Hundred Forty-Eight Thousand Seven Hundred Eighty-Eight Dollars and Twenty-Five Cents ($248,788.25) and sold Eighty-Five Thousand (85,000) shares for an aggregate sale price of Sixty-One Thousand Ninety-Three Dollars and Seventy-Five Cents ($61,093.75). In addition, on September 16, 1997, FB acquired an option to purchase up to $500,000 in principal amount of subordinated convertible promissory notes of Socket in consideration for FB's commitment to make a purchase of $140,000 in principal amount of subordinated convertible promissory notes in the event Socket achieves certain business milestones on or before October 31, 1997. Although Socket failed to achieve the specified milestones, FB exercised its option under its Agreement and Option to Invest on November 7, 1997 and provided Socket Seventy-Five Thousand ($75,000) pursuant to an additional Subordinated Convertible Promissory Note. (See Item 4 incorporated by reference herein for a description of the terms of the above convertible promissory notes.)

       The source of funds used by Cetronic to fund the Subordinated Secured Convertible Promissory Note and the $100,000 Subordinated Convertible Promissory Note, and each of the other loans by Telenor and FB and open market purchases by FB was the general working capital of the applicable reporting person. The funds used to fund the purchase of the $500,000 Subordinated Convertible Promissory Note by Cetronic were raised by Cetronic pursuant to the sale of its convertible subordinated debentures bearing interest at eight percent (8%) per annum. Such debentures, as amended, are convertible on or about January 15, 1998 into an aggregate of One Hundred Twenty Thousand (120,000) Class A shares of Cetronic. The convertible subordinated debentures were purchased by the following persons: Telenor Venture AS, ForetagsByggarna B.V., Revert AB, Nils-Erik Sjoblom, Karl-Erik Eklund, Martin Gemvik, Mariegarden Investment AB, Jelka Forvaltning, Mats Carlgrens Stiftelse AB, TRC/Statens institut for blinda, Goran Garberg, Tellus Maskin AB, Birgitta Holmstrom, Familjen Ljungberg, Gert Blomen, Gerania AB, Scandinavian Merchant Group, Fredrik Grunewald, Cambista AB, Bona Utilia AB, Sture Lunden.

       The other reporting persons acquired their beneficial interest in the Common Stock of Socket held by Telenor and FB solely by reason of their relationship to such entity. Telenor AS is a seventy percent (70%) shareholder of Telenor which, in turn, holds a twenty-one and nine tenths percent (21.9%) stockholding interest and a thirty-one percent (31%) voting interest in Cetronic. Telenor AS and Telenor disclaim any beneficial ownership of the shares of Socket held by Cetronic. Lars Lindgren is a controlling stockholder of FB.

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 14 of 18 Pages


ITEM 4.    PURPOSE OF TRANSACTION.

       On January 29, 1997, Socket received a Five Hundred Thousand Dollar ($500,000) loan from Cetronic pursuant to a Subordinated Secured Convertible Promissory Note (the "CETRONIC NOTE") issued by Socket to Cetronic. The interest rate on the Cetronic Note is eight percent (8%) and the term was initially six (6) months. The principal and accrued interest thereon may be converted into the Company's Common Stock at One Dollar ($1.00) per share at any time during the term at the option of Cetronic. The Company may also prepay the Cetronic Note and whole or in part at any time upon prior written notice to Cetronic. The Cetronic
       Note is secured by certain marketing and manufacturing rights with respect to four (4) products being developed jointly by Socket and Cetronic. On February 14, 1997, Socket additionally received an aggregate of Five Hundred Thousand Dollars ($500,000) in loans (the "STOCKHOLDER NOTES") from several Cetronic shareholders including Telenor ($300,000) and FB ($140,000). The terms of each note were identical to the terms of the Cetronic Note except that the Stockholder Notes were unsecured. All such notes received by Cetronic, Telenor and FB were acquired for investment purposes.

       During May and June 1997, FB purchased in the open market an aggregate of Three Hundred Fifty-Five Thousand (355,000) shares of the Company's Common Stock for an aggregate purchase price of Two Hundred Forty-Eight Thousand Seven Hundred Eighty-Eight Dollars and Twenty-Five Cents ($248,788.25) and sold Eighty-Five Thousand (85,000) shares for an aggregate sale price of Sixty-One Thousand Ninety-Three Dollars and Seventy-Five Cents ($61,093.75). All such transactions were entered into by FB for investment purposes.

       On June 12, 1997, Cetronic and Socket entered into a Combination Agreement (the "COMBINATION AGREEMENT") pursuant to which Socket would acquire, pursuant to an exchange offer and, if deemed necessary by Socket, through compulsory acquisition proceedings in accordance with the Swedish Companies Act, all the issued and outstanding stock of Cetronic. Under the terms of the Combination Agreement, Socket would be issued up to $11.7 Million in Socket Common Stock in exchange for all of the common shares of Cetronic.

       Concurrently with execution of the Combination Agreement, Cetronic provided Socket an additional Five Hundred Thousand Dollar ($500,000) loan pursuant to a Subordinated Convertible Promissory Note (the "BRIDGE NOTE") to provide additional working capital to Socket pending completion of the merger. The initial terms of this note were identical to the terms of the original Cetronic Note except that the Bridge Note was unsecured.

       In addition, Cetronic agreed to extend the maturity dates of the Cetronic Note and use its best efforts to extend the maturity dates of the Stockholder Notes so that they each became due on the same date as the Bridge Note. On July 29, 1997, Cetronic entered into Amendment No. 1 to the Cetronic Note extending the maturity dated of the Cetronic Note to correspond to the maturity date of the Bridge Note. On September 15, 1997, Cetronic entered into Amendment No. 1 to the Bridge Note and Amendment No. 2 to the Cetronic Note subordinating the Bridge Note and Cetronic Note to additional indebtedness of Socket. On or about
       October 30, 1997, Cetronic agreed to extend the maturity dates of the Cetronic Note and the Bridge Note to December 12, 1998 and to reduce the initial conversion price of the Bridge Note from $1.00 to $0.50. Each of the holders (except Telenor) of the Stockholder Notes agreed to amend and restate its Stockholder Note as of August 14, 1997 to extend its maturity date to August 14, 1998, to subordinate it to additional indebtedness of Socket and to reduce its initial conversion price from $1.00 to $0.50. Also, on or about September 16, 1997 in connection with the foregoing amendment and restatement of certain of the Stockholder Notes, each holder (except Telenor) of the Stockholder Notes executed an Agreement and Option to Invest with Socket which provided each holder with an option to invest up to an additional amount in Socket pursuant to the purchase of additional subordinated convertible promissory notes on substantially the same terms and conditions as the amended and restated Stockholder Notes. On October 3, 1997, Telenor agreed to extend the maturity date of its Stockholder Note to August 14, 1998 in

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 15 of 18 Pages


       consideration of a reduction in the initial conversion price from $1.00 to $0.50 and certain amendments to the registration rights granted thereunder.

       All holders of Stockholder Notes (other than Telenor) also committed to invest in the aggregate an additional minimum amount of $200,000 if Socket achieved certain business milestones on or before October 31, 1997. Socket failed to achieve the specified milestones. However, FB and certain other Cetronic stockholders exercised their options under their respective Agreement and Option to Invest and provided an aggregate of $150,000 to Socket pursuant to additional Subordinated Convertible Promissory Notes dated November 7, 1997. On November 24, 1997, Cetronic purchased an additional Subordinated Convertible Promissory Note from Socket in the principal amount of $100,000, convertible at an initial conversion price of $0.50 per share. The initial terms of the Subordinated Convertible Promissory Notes issued to FB on November 7, 1997 and to Cetronic on November 24, 1997 were substantially identical.

       The transactions contemplated pursuant to the Combination Agreement have not been consummated. The Combination Agreement expired in accordance with its terms on or about December 12, 1997. On December 10, 1997, Cetronic and Socket entered into a Letter of
       Intent to cooperate in a new joint venture designed to combine the wireless businesses of the two companies into a single entity owned by Cetronic and Socket. The specific terms of the joint venture are subject to further negotiation by the parties and the approval of the Boards of Directors of each company.

       Except as set forth above, no person named in Item 2 to this Schedule 13D currently has any plans or proposals which relate to or would result in:
       (a) the acquisition by any such person of any additional securities of Socket, or the disposition of securities of Socket; (b) an extraordinary corporate transaction, such as a merger or liquidation, involving Socket or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Socket or any of its subsidiaries; (d) any change in the present Board of Directors or management of Socket, including any plans or proposals to change the number or term or directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Socket; (f) any other material change in Socket's business or corporate structure; (g) changes in Socket's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Socket by any person; (h) causing a class of securities of Socket to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Socket becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table sets forth the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned (identifying those shares which there is a right to acquire) by each person named in
       Item 2 of this Schedule 13D. The following information is based upon information regarding the number of securities outstanding as supplied by Socket.

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 16 of 18 Pages


                           Number of Shares                        Percentage of Class
Person                    Beneficially Owned                        Beneficially Owned
------                    ------------------                      ---------------------
                                         Right to                                Right to
                         Aggregate        Acquire                Aggregate       Acquire
                         ---------       --------                ---------       --------
Cetronic                 1,700,000       1,700,000                 20.7%           20.7%

Telenor                    600,000         600,000                  8.4%            8.4%

Telenor AS                 600,000         600,000                  8.4%            8.4%

FB                         700,000         430,000                 10.1%            6.2%

Lars Lindgren              700,000         430,000                 10.1%            6.2%

(b) The information contained in Lines (7), (8), (9) and (10) of the cover pages hereof (Pages 2 through 6) is incorporated herein by this reference.

(c)  Inapplicable

(d)  Inapplicable

(e)  Inapplicable


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Item 4, none of the reporting persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Socket, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Attached hereto as Exhibit "A" is a copy of the reporting persons' agreement pursuant to Rule 13d-1(f)(1)(iii).

          2. Attached hereto as Exhibit "B" is a copy of the Combination Agreement dated June 12, 1997 by and between Cetronic and Socket.

          3. Attached hereto as Exhibit "C" is a copy of the Subordinated Secured Convertible Promissory Note issued by Socket to Cetronic on January 29, 1997 and the forms of Amendments Nos. 1 and 2 thereto.

          4. Attached hereto as Exhibit "D" is a copy of the form of Subordinated Convertible Promissory Note issued by Socket to Cetronic on June 12, 1997 and the form of Amendment No. 1 thereto.

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 17 of 18 Pages


          5. Attached hereto as Exhibit "E" is a copy of the form of Subordinated Convertible Promissory Note issued by Socket to Telenor and FB on February 14, 1997.

          6. Attached hereto as Exhibit "F" is a copy of the form of the Amended and Restated Subordinated Convertible Promissory Note issued by Socket to FB and others on September 16, 1997 amending and restating certain Notes issued on February 14, 1997.

          7. Attached hereto as Exhibit "G" is a copy of the form of the Agreement and Option to Invest issued by Socket to FB on September 16, 1997.

          8. Attached hereto as Exhibit "H" is a copy of the form of Amended Subordinated Convertible Promissory Note issued by Socket to Telenor on or about October 3, 1997 amending the Note issued on February 14, 1997.

          9. Attached hereto as Exhibit "I" is a copy of the form of Subordinated Convertible Promissory Notes issued by Socket to FB on November 7, 1997 and to Cetronic on November 24, 1997.

          10. Attached hereto as Exhibit "J" is a copy of the Letter of Intent To Cooperate in a Wireless Joint Venture dated December 10, 1997 by and between Cetronic and Socket.

                                SCHEDULE 13D

CUSIP No. 833 672 108                                       Page 18 of 18 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  February 11, 1998          Cetronic Aktiebolag (Publ), a Swedish
                                   corporation


                                   By: /s/ Richard A. Horning
                                       ---------------------------------------
                                       Richard A. Horning, Attorney-In-Fact


Dated:  February 11, 1998          Telenor AS, a Norwegian corporation


                                   By: /s/ Richard A. Horning
                                       ---------------------------------------
                                       Richard A. Horning, Attorney-In-Fact


Dated:  February 11, 1998          Telenor Venture AS, a Norwegian corporation


                                   By: /s/ Richard A. Horning
                                       ---------------------------------------
                                       Richard A. Horning, Attorney-In-Fact


Dated:  February 11, 1998          ForetagsByggarna B.V., a Netherlands
                                   corporation


                                   By: /s/ Richard A. Horning
                                       ---------------------------------------
                                       Richard A. Horning, Attorney-In-Fact


Dated: February 11, 1998           Lars Lindgren


                                    /s/ Richard A. Horning
                                    ------------------------------------------
                                    Richard A. Horning, Attorney-In-Fact